NEWS RELEASE No. 08-07

May 24, 2007

ASX Symbol - AGY

ARGOSY ACQUIRES RIGHTS TO COPPER CLIFF NICKEL PROPERTY IN SUDBURY

Argosy Minerals Inc. (“Argosy”) has entered into an agreement whereby it has an option to acquire a 100% interest in 16 mineral claims, covering 29.44 sq. kms in  Eden Township, Sudbury, in Canada. The Copper Cliff property is believed to cover a portion of the southern extension of the Copper Cliff Offset dike.

The terms of the agreement are that Argosy will incur staged expenditures totaling Can$494,600 over three years with a minimum expenditure of $78,200 in the first year.  In addition, Argosy will make staged cash payments totaling $313,200 and issue 1 million fully paid shares over the three years.  On execution of the agreement, Argosy will make a cash payment of $33,200 and issue 250,000 fully paid shares to the vendor.  Should Argosy exercise its option to acquire the Copper Cliff property, the vendor will retain a 3% Net Smelter Royalty which is also subject to buy back provisions.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Malcolm K Smartt, Company Secretary
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: mal.smartt@argosyminerals.com.au

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.